     UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No.                  )*

NEW RIVER PHARMACEUTICALS INC.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

648468205

(CUSIP Number)

Shire plc Hampshire International Business Park, Chineham, Basingstoke, Hampshire, England, RG24 8EP Attention: Tatjana May, General Counsel Tel. No.: 44 1256 894 000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to: John J. McCarthy, Jr. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

February 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -l(f) or 240.13d -l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 648468205	13D	Page 2 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shire plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,610,416(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,610,416
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,610,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Beneficial ownership of the above referenced Shares is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the Tender and Support Agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	Calculated based on 37,051,564 Shares outstanding as of February 19, 2007, as represented by the Company in the Merger Agreement (in each case, as defined below).

   Item 1. Security and Issuer

     The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Shares”), of New River Pharmaceuticals Inc., a Virginia corporation (the “Company” or “New River”). The principal executive offices of the Company are located at 1881 Grove Avenue Radford, Virginia 24141.

   Item 2. Identity and Background

     (a) — (c) and (f) The name of the person filing this statement is Shire plc, a public limited company incorporated under the laws of England and Wales (the “Reporting Person” or “Shire”).

     The address of the principal business and the principal office of the Reporting Person is Hampshire International Business Park, Chineham, Basingstoke, Hampshire, England, RG24 8EP. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Person is set forth on Schedule A attached hereto, and is incorporated herein by reference. The principal business of the Reporting Person is the sale of pharmaceutical products on a global basis.

     (d) During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

   Item 3. Source and Amount of Funds or Other Consideration

     On February 20, 2007, Shire entered into a Tender and Support Agreement (the “Tender and Support Agreement”) with Mr. Randal J. Kirk, the President and Chief Executive Officer and Chairman of the Company and certain entities controlled by him (each, a “Supporting Shareholder”) with respect to all of the Shares beneficially owned by such Supporting Shareholders. As described in response to Item 4, the Shares beneficially owned by the Supporting Shareholders have not been purchased by the Reporting Person, and thus no funds were used for such purpose. Shire did not pay any additional consideration to the Supporting Shareholders in connection with the execution and delivery of the Tender and Support Agreement. For a description of the Tender and Support Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

   Item 4. Purpose of Transaction

     As an inducement for Shire to enter into the Merger Agreement (as defined below), the Supporting Shareholders entered into the Tender and Support Agreement. The purpose of the Tender and Support Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

     Merger Agreement

     New River, Shire and Shuttle Corporation, a Virginia corporation and an indirect wholly owned subsidiary of Shire (“Shuttle”), entered into an Agreement of Merger dated as of February 20, 2007 (the “Merger Agreement”). Under the terms of the Merger Agreement, Shire will commence a cash tender offer (the “Offer”) to acquire all of New River’s outstanding Shares, at a price of $64.00 per Share (the “Offer Price”). Following the completion of the Offer and the satisfaction and waiver of certain conditions in the Merger Agreement, Shuttle will be merged into New River (the “Merger”) with New River continuing as the surviving corporation and an indirect wholly owned subsidiary of Shire. At the effective time of the Merger, any remaining outstanding Shares not tendered in the Offer (other than (i) Shares owned by any wholly owned subsidiary of New River and any Shares owned by Shire, Shuttle or any wholly owned subsidiary of Shire, which shall be cancelled, or (ii) Shares owned by New River shareholders who properly demanded appraisal under the Virginia Stock Corporation Act of the Commonwealth of Virginia) will be converted into the right to receive $64.00 per share or any greater per Share price paid in the Offer in cash, without interest thereon. The Merger Agreement provides that all options to acquire Shares and all stock appreciation rights outstanding immediately prior to the effective time of the Merger, whether or not fully vested and exercisable, will, at the effective time of the Merger, be cancelled and each holder of an option or stock appreciation right will be entitled to receive a cash amount (subject to applicable withholding taxes) equal to the excess, if any, of the per Share amount paid in the Offer over the per Share exercise price of such option or stock appreciation right, as applicable, multiplied by the number of Shares issuable upon exercise of such option or subject to such stock appreciation right, as applicable.

     Following the effective time of the Merger, it is contemplated that the Shares will cease to be listed on the Nasdaq Global Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

     Upon the purchase of Shares pursuant to the Offer, the Merger Agreement provides that Shire will be entitled to designate the number of directors, rounded up to the next whole number, to the New River board of directors that is in the same proportion as the percentage of Shares beneficially owned by Shire to the total number of Shares outstanding. New River is required under the Merger Agreement to use its reasonable best efforts to cause Shire’s designees to be elected or appointed to the New River board of directors. New River will also use its reasonable best efforts to cause individuals designated by Shire to constitute the number of members, rounded up to the next whole number, on each committee of the New River board of directors and the board of directors of each subsidiary of New River (and each committee thereof) that represents the same percentage as such individuals represent on the New River board of directors.

     The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares, which, together with all other Shares then beneficially owned by Shire, Shuttle or their controlled affiliates, represents at least a majority of the total number of Shares outstanding on a fully diluted basis (which means, as of any time, the number of Shares outstanding, together with all Shares which New River would be required to issue pursuant to any then outstanding warrants, options, or other securities convertible into or exercisable or exchangeable for Shares), (ii) the expiration or termination of any waiting period (and any extension thereof) applicable to the purchase of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder and (iii) the approval by a simple majority at a meeting of Shire shareholders of the acquisition of New River on the terms and conditions set forth in the Merger Agreement and an increase of the existing limit on group borrowings in Shire’s articles of association.

     As part of the Merger Agreement, New River granted to Shuttle and Shire an option to purchase up to a number of Shares from New River at a per share purchase price equal to the Offer Price that, when added to the number of Shares owned by Shuttle and Shire immediately following consummation of the Offer, results in Shuttle and Shire owning 90% of the fully-diluted Shares (the “Top-Up Option”). The number of Shares issuable upon exercise of the Top-Up Option, however, is limited to the number of Shares authorized and available for issuance and, in any event, the Top-Up Option cannot be exercised to the extent the issuance would require shareholder approval under the rules of the Nasdaq Stock Market. If the Top-Up Option is exercised by Shuttle (resulting in Shuttle owning 90% or more of the outstanding Shares), Shuttle will be able to effect, subject to the terms and conditions of the Merger Agreement, a short-form merger under the Virginia Stock Corporation Act.

     The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit 2.1 on Shire’s current report on Form 8-K filed on February 23, 2007.

Tender and Support Agreement

     As an inducement for Shire to enter into the Merger Agreement, Shire entered into the Tender and Support Agreement with the Supporting Shareholders with respect to all of the Shares beneficially owned by such Supporting Shareholders. Shares beneficially owned by the Supporting Shareholders have not been purchased by Shire, and thus no funds were used for such purpose. Shire did not pay any additional consideration to the Supporting Shareholders in connection with the execution and delivery of the Tender and Support Agreement.

     Pursuant to the Tender and Support Agreement, each Supporting Shareholder agreed to validly tender (or cause to be tendered) in the Offer all of such Supporting Shareholder’s Shares pursuant to the terms of the Offer as promptly as practicable (but no later than the close of business on the 17th business day) after commencement of the Offer. In furtherance of the foregoing, each Supporting Shareholder has agreed to (i) deliver to the depositary (A) a letter of transmittal with respect to such Supporting Shareholder’s Shares complying with the terms of the Offer, (B) a certificate or certificates representing such Shares or an “agent’s message” (or such other evidence, if any, of transfer as the Depositary may reasonably request) in the case of a book-entry transfer of any uncertificated Shares and (C) all other documents or instruments required to be delivered by other shareholders of New River pursuant to the terms of the Offer, and/or (ii) instruct its broker or such other person that is the holder of record of any Shares to tender such Shares pursuant to and in accordance with the terms of the Offer. Each Supporting Shareholder has further agreed that once its Shares are tendered, such Supporting Shareholder will not withdraw or cause to be withdrawn any of such Shares from the Offer, unless the Tender and Support Agreement has been terminated in accordance with its terms.

     The Tender and Support Agreement further provides that each Supporting Shareholder will, at any meeting of the holders of Shares, vote (or cause to be voted) (i) in favor of the approval and adoption of the Merger Agreement, the Merger and each of the other actions contemplated by the Merger Agreement and (ii) against (A) any action or agreement that would reasonably be expected to frustrate the purposes of, impede, hinder, interfere with, or prevent or delay or adversely affect the consummation of the transactions contemplated by the Merger Agreement, (B) any Takeover Proposal (as such term is defined in the Merger Agreement) and any action in furtherance thereof, (C) any reorganization, recapitalization or winding-up of New River or any other extraordinary transaction involving New River or (D) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of New River under the Merger Agreement or of such Supporting Shareholder under the Tender and Support Agreement. In furtherance of the Supporting Shareholders covenants under the Tender and Support Agreement, the Supporting Shareholders agreed, for a period beginning on the date of the Tender and Support Agreement and continuing until the termination of the Tender and Support Agreement, to appoint Shire as the Supporting Shareholders’ attorney-in-fact and proxy, with full power of substitution, to vote the Supporting Shareholders’ Shares in favor of adoption of the Merger Agreement and approval of the Merger and against the actions described in clause (ii) the immediately preceding sentence.

     Each Supporting Shareholder agreed pursuant to the Tender and Support Agreement not to, without the prior written consent of Shire, directly or indirectly, (i) grant any proxies, powers of attorney, rights of first offer or refusal or enter into any voting trust with respect to, (ii) subject to certain exceptions, sell, assign, transfer, tender, pledge, encumber, grant a participation interest in, hypothecate or otherwise dispose of, (iii) otherwise permit any liens to be created on, or (iv) enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, tender, pledge, encumbrance, grant of a participation interest in, hypothecation or other disposition of, any Shares such Supporting Shareholder beneficially owns during the term of the Tender and Support Agreement. In addition, the Supporting Shareholders are prohibited to seek or solicit any such sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or understanding, and each Supporting Shareholders agrees to notify Shire promptly, and to provide all details requested by Shire, if it is approached or solicited, directly or indirectly, by any person or entity with respect to any of the foregoing.

     The Tender and Support Agreement terminates on the earlier to occur of (i) the effective time of the Merger, (ii) the agreement of the parties to terminate the Tender and Support Agreement and (iii) the termination of the Merger Agreement in accordance with its terms.

     The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, which was filed as Exhibit 99.1 to Shire’s current report on Form 8-K filed on February 23, 2007.

   Item 5. Interest in Securities of the Issuer

     (a) As a result of the Tender and Support Agreement, Shire may be deemed for the purposes of Rule 13d – 3 promulgated under the Exchange Act, to beneficially own 18,610,416 Shares representing, for the purposes of Rule 13d – 3, approximately 50.2% of the outstanding shares of voting stock of the Company based on the Company’s representations in the Merger Agreement that there were 37,051,564 Shares issued and outstanding at the close of business on February 19, 2007. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

     Except as set forth in this Item 5(a), neither the Reporting Person nor, to best knowledge of the Reporting Person, any of the persons set forth on Schedule A hereto, beneficially owns any Shares.

     (b) Except to the extent that it may be deemed to by virtue of the Tender and Support Agreement, the Reporting Person does not have sole power to vote or to direct the vote, shared power to vote or to direct the vote, or the sole or shared power to dispose or to direct the disposition of any of the Shares.

     The Reporting Person may be deemed in certain circumstances, as more fully described in Item 6, to have the shared power with the Shareholders to vote 18,610,416 Shares. However, the Reporting Person (i) is not entitled to any rights as a shareholder of the Company as to the Shares that are subject to the Tender and Support Agreement and (ii) disclaims any beneficial ownership of the Shares which are covered by the Tender and Support Agreement.

     (c) Except for the execution and delivery of the Tender and Support Agreement and Merger Agreement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule A hereto has effected any transaction in the Shares during the past 60 days.

     (d) Except for the Merger Agreement and the Tender and Support Agreement and the transactions contemplated by those agreements, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

     (e) Inapplicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than as described in Items 3, 4 and 5, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

   Item 7. Material to be Filed as Exhibits

Exhibit Number	Exhibit Name

1.	Agreement of Merger dated as of February 20, 2007 among Shire plc, New River Pharmaceuticals Inc. and Shuttle Corporation (incorporated by reference to Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K filed February 23, 2007).

2.	Tender and Support Agreement dated as of February 20, 2007 among Shire plc, Mr. Randal J. Kirk, and other parties named therein (incorporated by reference to Exhibit 99.1 to the Reporting Person’s Current Report on Form 8-K filed February 23, 2007).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 2, 2007

SHIRE PLC

By:	/s/ Matthew Emmens

	Name:	Matthew Emmens
	Title:	Chief Executive Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

     The name and present principal occupation of each of the directors and executive officers of the Reporting Person are set forth below. Except as otherwise indicated, each occupation set forth opposite an individual’s name refers to the Reporting Person, and all of the persons listed below are citizens of the United States of America. Directors are noted with an asterisk.

Present Principal Occupation, Including Name and
Name	Address of Employer

*Matthew Emmens	Executive Director
Chief Executive Officer, 725 Chesterbrook Blvd.,
Wayne, PA 19087.

*Angus Russell (1)	Executive Director
Chief Financial Officer, Hampshire International
Business Park, Chineham, Basingstoke, Hampshire,
England, RG24 8EP.

*James Cavanaugh	Non-executive Chairman
Managing Director, Healthcare Ventures LLC, 44 Nassau
St. Princeton, NJ 08542-4511.

*Barry Price (1)	Non-executive Director
Chairman, Antisoma plc, Biowisdon Ltd and VASTox
plc.

*James A. Grant (2)	Non-executive Director
Partner, Stikeman Elliot LLP, 1155 René-Lévesque Blvd.
West, 40th Floor, Montréal, Quebec H3B 3V2.

*Robin Buchanan (1)	Non-executive Director
Senior Partner, Bain & Company (USA & UK), 40
Strand, London, UK WC2N SRW.

Non-executive Director
*David Kappler (1)	Non-Executive Chairman, Premier Foods plc. Non-
Executive Director, InterContinental Hotels Group plc. Premier
House, Centrium Business Park, Griffiths Way, St
Albans, Hertfordshire, England, AL1 2RE.

*Kathleen Nealon(4)	Non-Executive Director
Non-Executive Director, HBOS (2004-present). Non-
Executive Director, Cable and Wireless (2005-present),
23 Ashley Gardens, Ambrosden Avenue, London,
England SW1P 1QD.

*Patrick Langlois(5)	Non-Executive Director
General Partner, PJL Consulting, 6 Ave. F. Le Play,
75005, Paris, France.

*Jeffrey Leiden	Non-Executive Director Partner, Clarus Ventures, One Memorial Drive, Suite 1230, Cambridge, MA 02142.

Tatjana May (1)	General Counsel and Executive Vice President Global Legal Affairs, Hampshire International Business Park, Chineham, Basingstoke, Hampshire, England, RG24 8EP.

Michael F. Cola	President, Specialty Pharmaceuticals, 725 Chesterbrook Blvd., Wayne, PA 19087.

Eliseo O. Salinas (3)	Chief Scientific Officer and Executive Vice President of Global R&D, 725 Chesterbrook Blvd., Wayne, PA 19087.

John R. Lee	Executive Vice President Global Supply Chain & Quality, 725 Chesterbrook Blvd., Wayne, PA 19087.

Joseph Rus (2)	Executive Vice President Market Alliance & New Product Development, 5 Riverwalk, City West, Business Campus, Dublin, 24, Ireland.

Anita Graham	Executive Vice President Global Human Resources, 725 Chesterbrook Blvd., Wayne, PA 19087.

Barbara Deptula	Executive Vice President of Business Development, 725 Chesterbrook Blvd., Wayne, PA 19087.

David D. Pendergast	President, Human Genetic Therapies, 700 Main Street, Cambridge, MA 02139.

Caroline H. West	Senior Vice-President and Chief Compliance & Risk Officer, 725 Chesterbrook Blvd., Wayne, PA 19087.

(1)	Citizen of United Kingdom

(2)	Citizen of Canada

(3)	Citizen of France and Argentina

(4)	Citizen of United Kingdom and United States

(5)	Citizen of France